Filed by The GEO Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Commission File No.: 001-14260

Subject Company: Cornell Companies, Inc.
Commission File No.: 001-14472
Avondale Partners Corrections Conference New York City May 19, 2010 - Company Confidential -

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of GEO and Cornell with the SEC, in press releases and in oral and written statements made by or with the approval of GEO or Cornell, as applicable, that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "continue," "remain," "should," "forecast," and other words and terms of similar meaning. These forward-looking statements involve a number of risks, uncertainties and assumptions which are difficult to predict. GEO and Cornell caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the proposed merger between GEO and Cornell, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and expectations of GEO and Cornell or their managements or Boards of Directors, including the expected timing of completion of the transaction; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to: (i) the failure of Cornell's stockholders to approve the merger; (ii) the failure of GEO's shareholders to approve the issuance of shares of GEO common stock in connection with the merger; (iii) the risk that GEO and Cornell may be unable to obtain any governmental and regulatory approvals required for the merger, or that any required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iv) the risk that a condition to closing of the merger may not be satisfied; (v) the time required to consummate the proposed merger; (vi) the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (vii) the risk that the expected increased revenues, EBITDA, net income, and free cash flow may not be fully realized or may take longer to realize than expected; (viii) revenues following the merger may be lower than expected; (ix) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (x) material differences in the actual financial results of the merger compared with expectations, including the full realization of anticipated cost savings and revenue enhancements and the impact of the merger on GEO's future earnings per share; (xi) disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; (xii) the focus of management on merger-related issues; (xiii) local, regional, national and international economic conditions and the impact they may have on GEO and Cornell and their customers and GEO's and Cornell's assessment of that impact; (xiv) GEO's common stock price volatility; (xv) legislation affecting the correctional industry as a whole, and/or GEO and Cornell and their subsidiaries individually or collectively; (xvi) containing costs and expenses; (xvii) governmental and public policy changes; (xviii) the outcome of any pending and future litigation and governmental proceedings; and (xix) continued availability of financing. Additional factors that could cause GEO's or Cornell's results to differ materially from those described in the forward-looking statements can be found in GEO's and Cornell's respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to GEO or Cornell or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Each forward-looking statement speaks only as of the date of the particular statement and neither GEO nor Cornell undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. Forward-Looking Statements

Important Additional Information About the Transaction This presentation may be deemed to be solicitation material in respect of the proposed merger of GEO and Cornell. The proposed transaction will be submitted to the respective stockholders of GEO and Cornell for their consideration. In connection with the proposed transaction, GEO will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of GEO and Cornell and that will also constitute a prospectus of GEO. Stockholders of the companies are urged to read the Joint Proxy Statement/Prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company at the SEC's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Joint Proxy Statement/Prospectus can be obtained, free of charge, by directing a request to Pablo E. Paez, Director, Corporate Relations, (561) 999-7306, One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, Florida. Participants in the Solicitation GEO, Cornell and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GEO's directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on February 22, 2010, and its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 24, 2010, and information regarding Cornell's directors and executive officers is available in Cornell's Annual Report on Form 10-K, for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010 and its Form 10-K/A, which was filed with the SEC on April 30, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above. Disclosures and Additional Information

Company Overview Company Overview

Company Profile Three Business Units: - U.S. Corrections - International Services - Mental Health - GEO Care 27 government clients (21 U.S., 6 Int'l) 61 facilities (54 U.S., 7 Int'l)1 60,000 beds1 Under Management Presence in United States, Australia, South Africa and United Kingdom LTM 1Q10 Operating Revenue: $1.07 Billion2 (1) Facility & Bed Count Includes GEO Projects Under Development & Non GEO-Managed Facilities: Mesa Verde Correctional Facility & Delaney Hall. (2) Operating Revenue Excludes Pass-Through Construction Revenues. U.S. International GEO East 0.73 0.15 0.12 U.S. Corrections 73% International Services 15% GEO Care 12%

Strong Regional U.S. Platform

International Operations 4 Facilities - 3,288 Beds 1 Facility - 3,024 Beds 2 Facilities - 835 Beds

Facility Bed Count Annual Revenues South Fla. State Hospital 335 $ 36.0 Million South Fla. Evaluation & Treatment Center 238 $ 26.0 Million Florida Civil Commitment Center 720 $ 26.0 Million Palm Beach County Jail Mental Health N/A $ 3.0 Million Treasure Coast Forensic Treatment Center 223 $ 24.0 Million Columbia Regional Care Center 354 $ 30.0 Million 1,870 $145.0 Million GEO Care manages the 335-Bed South Florida State Hospital, located in Pembroke Pines, Fla., under contract with the Florida Department of Children and Families. GEO Care - Facility Operations GEO Care's Growing Facility Operations

Merger Overview Merger with Cornell

A Combination of Quality Operators

The GEO Group, Inc.	CORNELL
▪ Three Business Units: - U.S. Corrections - GEO Care – Behavioral Health & Correctional Healthcare - International Services ▪ 27 government clients (21 U.S., 6 International) ▪ 62 facilities (54 U.S., 8 International)[1] ▪ 60,000 beds[1] Under Management ▪ Presence in United States, Australia, South Africa and United Kingdom	▪ Three Operating Divisions: - Adult Secure Services - Adult Community-Based Services - Abraxas Youth & Family Services ▪ Diverse federal, state and local government clients ▪ 68 facilities across 15 states ▪ ~21,300 beds capacity
FY-09 Operating Revenue: $1.04 Billion[2]	**FY-09 Operating Revenue: $412 Million**

(1) Facility & Bed Count Includes GEO Projects Under Development & Non GEO-Managed Facilities: Mesa Verde Correctional Facility & Delaney Hall.
(2) Operating Revenue Excludes Pass-Through Construction Revenues.

10

Terms of Transaction

Excellent Strategic Fit: Combination creates more diversified platform with expertise in key market segments allowing combined company to provide better services on a more cost- efficient basis to government clients Combined company well positioned to implement industry's best practices Expanded Service Platform: Enhanced service platform to respond to the growing needs for diversified services for government client base Improved ability to pursue new business opportunities by offering a full range of services Combined company will have a total of 129 facilities and more than 81,000 beds Enhances the value to our combined shareholder base: Integration of Cornell's operating divisions into our existing business unit platform is expected to create significant cost savings and synergies Transaction Rationale

The New GEO Group + Pro Forma (1) 360-bed Mesa Verde Community Correctional Facility in California is currently owned by The GEO Group and is operated by Cornell Companies. (2) Excludes synergies. (3) Excludes non-recourse debt. Assumes all stock transaction. (4) Includes non-recourse debt. Assumes all stock transaction.

Creating a More Diversified Platform GEO Care International Services U.S. Corrections data 0.12 0.13 0.75 Abraxas Adult Community Adult Secure Construction ^ Design data 0.25 0.18 0.57 0.09 GEO Care International Services U.S. Corrections data 0.22 0.09 0.69 U.S. Corrections 75% International Services 13% GEO Care 12% Adult Secure 57% U.S. Corrections 69% Abraxas 25% Adult Community 18% International Services 9% GEO Care 22% + Pro Forma Percentage Shares are based on 2009 Revenues * Pro Forma Reflects integration of Community-Based & Behavioral Health Facilities into GEO Care GEO Care also provides Correctional Healthcare Services in Adult Secure Facilities = $1.043 Billion $412 Million $1.455 Billion

Managed Only 32 Owned 44 Leases 45 Increasing Facility Ownership Profile Managed Only 21 Owned 21 Leases 12 GEO Controlled 61% Gov't Controlled 39% GEO Controlled 74% Gov't Controlled 26% Facility Ownership GEO Pre-Transaction Analysis of Facility Ownership Excludes GEO's International Operations Leases 12 Facilities 22% Managed-Only 21 Facilities 39% Owned 21 Facilities 39% Facility Ownership GEO Post-Transaction Leases * 45 Facilities 38% Managed-Only 32 Facilities 26% Owned 44 Facilities 36% * Leases Post Transaction Include Cornell's MCF Facilities

Sound Integration Plan Highlights Cornell Adult Secure Facilities to be integrated into GEO U.S. Corrections Regional Structure GEO Care to expand behavioral treatment services and provide adult correctional healthcare International footprint provides for global reach of diversified services U.S. Corrections GEO Care International Services Adult Secure Abraxas Behavioral Health Community Based Treatment + + Pro Forma U.S. Corrections GEO Care International Services

Diversified Global Platform CRN Abraxas Behavioral Facilities CRN Adult Community-Based Facilities CRN Adult Secure Facilities CRN Headquarters GEO Adult Secure Facilities GEO Care Residential Facilities GEO Headquarters GEO Regional Offices + = 67 Adult Secure Facilities 62 Behavioral Health & Community Based Facilities

Growth - Industry Proposal Pipeline